UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GLG Partners, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37929X 107

(CUSIP Number)

Marlin Equities II, LLC

555 Theodore Fremd Avenue, Suite B-302

Rye, New York 10580

Attn: Martin E. Franklin

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37929X 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Equities II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 2,250,000 (See Item 5)
9 SOLE DISPOSITIVE POWER 0 (See Item 5)
10 SHARED DISPOSITIVE POWER 2,250,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37929X 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,488,813 (See Item 5)
8 SHARED VOTING POWER 2,250,000 (See Item 5)
9 SOLE DISPOSITIVE POWER 12,488,813 (See Item 5)
10 SHARED DISPOSITIVE POWER 2,250,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,738,813 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on November 13, 2007 (the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Issuer”), whose principal executive offices are located at 399 Park Avenue, 38th Floor, New York, NY 10022. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended to delete the second paragraph thereof and replace it in its entirety with the following:

The principal executive office of the Issuer is located at:

399 Park Avenue

38th Floor

New York, NY 10022

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On May 28, 2009, Marlin made a distribution of 400,000 shares of Common Stock to its members, which distribution was made on a pro rata basis in accordance with the members’ respective membership interests in Marlin. In connection with the distribution of the 400,000 shares of Common Stock to its members, Mr. Franklin received 271,600 shares. Also on May 28, 2009, Mr. Franklin transferred the 271,600 shares that he received from Marlin as bona fide gift to a not-for-profit charitable foundation.

On June 1, 2009, Marlin made a distribution of 5,523,200 shares of Common Stock to its members, which distribution was made on a pro rata basis in accordance with the members’ respective membership interests in Marlin. In connection with the distribution of the 5,523,200 shares of Common Stock to its members, Mr. Franklin received 3,750,253 shares.

On June 1, 2009, Marlin made a distribution of 5,923,200 Founders’ Warrants to two of its members. In connection with the distribution of the 5,923,200 Founders’ Warrants to two of its members, Mr. Franklin received 4,738,560 Founders’ Warrants.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Marlin beneficially owns 2,250,000 shares of Common Stock (consisting of Sponsors’ Warrants to purchase 2,250,000 shares of Common Stock exercisable as described in Item 4 above) (the “Marlin Shares”), representing 0.9% of all outstanding shares of Common Stock. Mr. Franklin as the sole managing member of Marlin, may be deemed to beneficially own the Common Stock beneficially owned by Marlin.

Mr. Franklin beneficially owns 14,738,813 shares of Common Stock, representing 5.8% of all outstanding shares of Common Stock, which shares are comprised of the Marlin Shares and 12,488,813 shares of Common Stock (consisting of 5,750,253 shares of Common Stock, 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock exercisable as described in Item 4 above, and 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock exercisable as described in Item 4 above) over which Mr. Franklin has sole voting and dispositive power (the “Franklin Shares”).

The percentage of Common Stock reported as beneficially owned by Marlin is based upon 248,851,794 shares outstanding (the “Base Sum”), which consists of the sum of (i) 246,601,794 shares outstanding as at May 7, 2009 as represented by Issuer, and (ii) 2,250,000 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock held by Marlin. The percentage of Common Stock reported as beneficially owned by Mr. Franklin is based upon 255,590,354 shares outstanding, which consists of the sum of (i) the Base Sum and (ii) 6,738,560 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock held by Mr. Franklin.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

(c)	On May 28, 2009, Marlin distributed, for no consideration, 400,000 shares of Common Stock to its members on a pro rata basis in accordance with the members’ respective membership interests in Marlin. On May 28, 2009, in connection with the distribution of the 400,000 shares of Common Stock by Marlin to its members, Mr. Franklin received 271,600 shares of Common Stock. On May 28, 2009, Mr. Franklin transferred the 271,600 shares that he received from Marlin as bona fide gift to a not-for-profit charitable foundation.

On June 1, 2009, Marlin distributed, for no consideration, 5,523,200 shares of Common Stock to its members on a pro rata basis in accordance with the members’ respective membership interests in Marlin. On June, 1, 2009, in connection with the distribution of the 5,523,200 shares of Common Stock to its members, Mr. Franklin received 3,750,253 shares of Common Stock.

On June 1, 2009, Marlin distributed, for no consideration, 5,923,200 Founders’ Warrants to two of its members. On June 1, 2009, in connection with the distribution of the 5,923,200 Founders’ Warrants to two of its members, Mr. Franklin received 4,738,560 Founders’ Warrants.

Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e)	On June 1, 2009, Marlin ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit A	Joint Filing Agreement dated June 3, 2009, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2009	Marlin Equities II, LLC

	By:	/s/ Martin E. Franklin
	Name:	Martin E. Franklin
	Title:	Managing Member

/s/ Martin E. Franklin
Martin E. Franklin